15047067

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED
MAR 02 2015
SEC PROCESSING
WASH. D.C.

SEC FILE NUMBER
8- 68907

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Two Rivers Trading Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One North End Avenue Suite 1251C
(No. and Street)

New York (City) — New York (State) — 10282 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen E. Ardizzone — 212-238-2000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leonard Rosen & Company, P.C.
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane Room #505 (Address) — New York (City) — NY (State) — 10038 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ***Stephen E. Ardizzone***, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of ***Two Rivers Trading Group, LLC*** *as of* ***December 31, 2014***, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Senior Managing Member

Title

Notary Public

MONA L. WILLIAMS
Notary Public, State of New York
No. 01WI6237604
Qualified in Kings County
Commission Expires March 21, 2015

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
( ) (c) Statement of Operations.
( ) (d) Statement of Cash Flows.
( ) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
( ) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (I) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.
( ) (p) Independent Auditors' Report on Exemption Report

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TWO RIVERS TRADING GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

(212) 227-1115

LEONARD ROSEN & COMPANY, P.C.

Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

Independent Auditor's Report

The Members
Two Rivers Trading Group, LLC

We have audited the accompanying statement of financial condition of Two Rivers Trading Group, LLC as of December 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. This financial statement is the responsibility of Two Rivers Trading Group, LLC's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Two Rivers Trading Group, LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Leonard Rosen & Company, P.C.

New York, NY
February 25, 2015

Two Rivers Trading Group LLC
Statement of Financial Condition
December 31, 2014

Assets

Cash	$ 1,993,731
Receivable From Clearing Broker	2,775,358
Other Assets	5,021
Virutal Currencies	62,079
Security Deposit	17,407
Fixed Assets, Net of Related Allowance for Depreciation of $114,657	4,285
Total Assets	$ 4,857,881

Liabilities and Members' Equity

Liabilities:	
Accounts Payable	$ 35,711
Accrued Expenses Payable	93,644
Total Liabilities	129,355
Contingent Liabilities	
Member's Equity	4,728,526
Total Liabilities and Member's Equity	$ 4,857,881

1. Organization and Nature of Business

Two Rivers Trading Group LLC (the "Company") is a Limited Liability Company registered in the State of New York. In April, 2012 the Company, then known as Zone Equity Group LLC was registered with NYSE ARCA as a proprietary trading firm. In May of 2012, the name of the Company was changed to Two Rivers Trading Group LLC. The Company trades regulated and non-regulated commodity futures contracts, currencies, and equities. All trades are cleared through a clearing broker.

2. Summary of Significant Accounting Policies

A. Revenue Recognition

The Company records both realized and unrealized trading profits and losses on a trade date basis.

B. Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers demand deposited money market funds to be cash and cash equivalents.

C. Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, revenues and expenses.

D. Fixed Assets

Fixed Assets are carried at cost. Depreciation is provided on a straight-line basis using estimated useful lives. Additions and betterments are capitalized, whereas the costs of repairs and maintenance are charged to expense as incurred.

3. Income Taxes

As a Limited Liability Company the Members are subject to any taxes on income that the Company may earn. Therefore, there is no provision nor benefit for income taxes in the accompanying Statement of Income.

4. Commitments and Contingencies

The Company is currently subject to the terms of the real estate lease expiring June 30th, 2105. Rent expense for the year ended December 31, 2014 amounted to $89,025.

The company was obligated under the terms of a month to month co-location lease effective May 1st, 2012. The co-location rent expense for the year ended December 31, 2014 amounted to $94,700.

The Company is also obligated under the terms of two seat leases. The leases are for two CME International Monetary Market memberships. Each CME IMM seat lease is $775 per month for the period of September 1st, 2014 through February 28th, 2015. The total future IMM lease payments is $3,100.

5. Concentration of Credit Risk

The Company maintains its cash balances in one financial institution. The Company also has cash and security and/ or commodity futures positions at several futures commission merchants. At times the value of such accounts can exceed insurance limits.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. At December 31, 2014, the Company's net capital of $4,605,285 was $4,505,285 in excess of its required net capital of $100,000. The Company's capital ratio was 2.81%.

7. Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2014 and February 26, 2014, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

8. Investments, at Fair Value

The Company adopted ASC 820, Fair Value Measurements ("ASC 820"). ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three level of the fair value hierarchy under ASC 820 are as follows:

Level 1—Quoted prices (unadjusted) in active markets for identical investments at the measurement date.

Level 2—Pricing inputs are other than quoted prices included within Level 1 that are observable for the investment, either directly or indirectly. Level 2 pricing inputs include quoted prices for similar investments in active markets, quoted prices for identical or similar investments in markets that are not active, inputs other than quoted prices that are observable for the investment, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3—Pricing inputs are unobservable for the investment and are based on the Company's own assumptions about the assumptions that a market participant would use, including inputs derived from extrapolation and interpolation that are not corroborated by observable market data.

In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the investment in its entirety falls is

determined based on the lowest level input that is significant to the investment in its entirety. Assessing the significance of a particular input to the investment in its entirety requires judgment, and considers factors specific to the investment. The categorization of an investment within the hierarchy is based upon the pricing transparency of the investment and does not necessarily correspond to the Company's perceived risk of that investment.

At December 31, 2014, the Company's investments are classified within Level 1 as they were traded in active markets. Fair value was calculated based on the quoted market prices at the measurement date. The Virtual Currency investment is classified as a Level 3 as there is no recognized market in Virtual Currencies.